Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY enCore Energy Corp. 101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401

2.	DATE OF MATERIAL CHANGE February 8, 2023

3.	NEWS RELEASE News release dated February 8, 2023 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE enCore Energy Corp. closes C$34.5 Million Public Offering

5.

FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (“enCore” or the “Company”) (NYSE American: EU; TSXV: EU) announced that it has closed its previously announced public offering (the “Offering”) of units (the “Units”) of the Company. Pursuant to the Offering, the Company issued a total of 10,615,650 Units at a price of C$3.25 per Unit for aggregate gross proceeds of C$34,500,862.50, including the full exercise of the over-allotment option granted to the Underwriters (as defined herein) under the Offering.

The Offering was conducted through a syndicate of underwriters led by Canaccord Genuity, as lead underwriter and sole bookrunner, and including Cantor Fitzgerald Canada Corporation and Haywood Securities Inc. (collectively, the “Underwriters”) pursuant to an underwriting agreement dated January 25, 2023 entered into among the Company and the Underwriters.

Each Unit consists of one common share in the capital of the Company (each a “Unit Share”) and one-half of one common share purchase warrant (each a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$4.05 per Warrant Share for a period of 36 months following the closing of the Offering.

The Company intends to use a portion of the net proceeds from the Offering to fund amounts required to be paid to complete the Company’s previously announced pending acquisition of the Alta Mesa ISR uranium project (the “Alta Mesa Acquisition”) and to maintain and advance the Company’s material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting, and for general corporate and working capital purposes, all in the manner as set forth in the short form prospectus of the Company dated February 3, 2023 and filed in connection with the Offering (the “Prospectus”).

The Offering remains subject to the final approval of the TSX Venture Exchange.

The Prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada except Québec. A registration statement on Form F-10 (including such Prospectus) (the “Registration Statement”) has also been filed with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering. The Prospectus and the Registration Statement contain important detailed information relating to the Company and the Offering.

Investors should read the Prospectus and the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. A copy of these documents is available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com. Copies may also be obtained in Canada from Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, ON M5H 0B4 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

7.	OMITTED INFORMATION Not applicable.

8.	EXECUTIVE OFFICER William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT February 8, 2023